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EXHIBIT 8 - TAX OPINION

                     {WERNER & BLANK CO. L.P.A. LETTERHEAD}

April 2, 1998


Board of Directors
United Bancorp, Inc.
201 South Fourth Street
Martins Ferry, OH   43935


and

Board of Directors
Southern Ohio Community Bancshares, Inc.
88 High Street
Glouster, OH  45732



Ladies and Gentlemen:

You have requested our opinion as to the federal income tax consequences of the transactions contemplated by a certain Merger Agreement dated as of February 9, 1998, by and between United Bancorp, Inc. ("UBCP") and Southern Ohio Community Bancshares, Inc. ("Southern"), hereinafter referred to as the "Agreement." Our opinion is made in reliance upon and is limited to the following facts and circumstances:


FACTS


Southern is an Ohio corporation, is a registered bank holding company and is located in Glouster, Ohio. UBCP is an Ohio corporation, is a registered bank holding company and is located in Martins Ferry, Ohio.


UBCP and Southern have only common shares outstanding. Southern is to be merged into UBCP, under the Articles of Incorporation of UBCP and in compliance with applicable Ohio law.


Each share of Southern common stock outstanding on the effective date of the transaction will be converted into shares of common stock of UBCP as provided by the Agreement. The effect of the consummation of the transaction and the exchange of shares will be that shareholders of Southern will become shareholders of UBCP, and UBCP will own all of the outstanding common stock of The Glouster Community Bank, a wholly owned subsidiary of Southern.



The business of Southern and UBCP (and affiliates) will continue substantially unchanged after the effective date of the transaction.

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No fractional shares will be issued in the transaction.  In lieu thereof, holders otherwise entitled to receive such fractional shares will be issued cash.


We are not aware, and have been advised by the management of Southern that they have no knowledge, of any plan or intention on the part of shareholders of Southern to sell or otherwise dispose of an amount of the UBCP shares to be received in the transaction, which could reduce Southern's shareholders ownership of UBCP shares after the merger of Southern and UBCP to shares having an aggregate value as of the effective date of the transaction, of less than fifty percent (50%) of the value of all the formerly outstanding shares of Southern as of the same date.



The transaction will be carried out pursuant to and in accordance with all applicable corporate and banking laws relating to the transaction. On the effective date, UBCP will succeed to all assets of Southern and will be liable for the liabilities of Southern then existing or arising as a result of the transactions.

Following the consummation of the transaction resulting in the merger of Southern with and into UBCP, UBCP will continue to operate the business of Southern and its existing affiliates in substantially the same manner.

Arms-length negotiations were carried on between the management of UBCP and management of Southern which led to the Agreement and fixed the terms of the transaction. Consideration was given to both financial and nonfinancial factors involved in the transaction and the business benefits from the transaction were discussed and considered by the parties.

In the opinion of the management of UBCP and Southern, its employees and customers will benefit from the affiliation. It is also expected that the transaction will better enable the resulting corporation to compete with other financial institutions.

OPINION

Based upon the above, it is our opinion that the Agreement will have the following federal income tax consequences:

1. The merger of Southern with and into UBCP will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and Southern and UBCP will each be a "party to a reorganization" within the meaning of Section 368(b).

2. No gain or loss will be recognized by Southern as a result of the transfer of its assets to and the assumption of its liabilities by UBCP.
     Section 361(a) and 357(a).

3. No gain or loss will be recognized by Southern's shareholders who exchange their respective shares solely for UBCP shares. Section 354(a).

4. The basis of the UBCP shares received by Southern's shareholders in exchange for their shares will be the same as the basis in the shares exchanged therefor, respectively. Section 358(a).

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5.   The holding period of the UBCP shares received by Southern's shareholders will include the period during which shares exchanged therefor were held, provided such shares were held as a capital asset. Section 1223(1).

6. The payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange, will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Internal Revenue Code of 1986, as amended. The amount received will be treated as a distribution in full payment in exchange for the shareholders' fractional share of interest under Section 302(a) of the Code.

7. Gain or loss will be recognized by each Southern shareholder who dissents and receives only cash in exchange for all of the shares owned by them.

This letter is solely for your information and use, and except: (i) for its reliance upon by UBCP, Southern and their respective shareholders; and (ii) to the extent that such may be referred to in the Proxy Statement-Prospectus to be distrubuted to the shareholders of UBCP and Southern and in the related Registration Statement to be filed with the Securities and Exchange Commission as an exhibit to same, it is not to be used, circulated, quoted or otherwise referred to for any other purpose, or relied upon by any other person, for whatever reason without our prior written consent.


Very truly yours,

/s/ Werner & Blank Co., LPA

Werner & Blank Co., L.P.A.